(a development stage company)

SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013

Unaudited (prepared by management)

Stated in Canadian dollars

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013

The following discussion is management’s assessment and analysis (“MD&A”) of the results of operations and financial conditions of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the three and six months ended February 28, 2013 (the “Financial Report”), and with the audited financial statements for the years ended August 31, 2012, and 2011 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to April 25, 2013.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Nevada and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the three months ended February 28, 2013, and up to the date of this MD&A, are as follows:

  In December 2012, Miranda raised $5,000,000 from the issue of 20,000,000 units at a price of $0.25 per unit.
  In January 2013, Miranda announced the results from 2012 drilling at Red Canyon project, Nevada
  In January 2013, NuLegacy terminated the earn-in agreement for Miranda’s Red Hill and Coal Canyon projects, Nevada
  In January 2013, Miranda announced the acquisition of the Cerro Oro project in Colombia and an agreement in principle with Prism Resources Inc. to earn an interest in the project
  In February 2013 Miranda announced finalization of a strategic alliance agreement with Agnico-Eagle for precious metal exploration in Colombia

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2013

Nevada - Montezuma - Red Canyon project

The Red Canyon project consists of 254 unpatented lode mining claims covering approximately 5,248 acres along the Battle Mountain-Eureka Gold Trend in Eureka County, Nevada.

On January 15, 2013, the Company announced its funding partner, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc., had received all assays from its 2012 drill program completed in early December. Montezuma tested three target areas with a total of six RC drill holes totaling 7,435 feet (2,266 m). Montezuma is encouraged that all its 2012 drill holes intersected anomalous gold associated with altered rock and plans to resume drilling during the 2013 field season. Montezuma's highest gold intercept in its 2012 drilling is 0.3 g Au/t in MR12-04 from 400-405 ft (121.9-123.4 m).

Since 2009 Montezuma has completed geologic mapping, revised stratigraphic interpretations, and run soil and rock-chip geochemical, CSAMT resistivity, ground magnetic, and gravity surveys. Montezuma has drilled a total of 32 RC and three core holes for a total of 33,042 ft (10,071 m). Montezuma conducts its drilling under the Bureau of Land Management-approved Red Canyon Plan of Operations that permits up to 125 acres (50 hectares) of total disturbance.

Nevada - NuLegacy – Red Hill and Coal Canyon project

On January 28, 2013, Miranda announced that NuLegacy Gold Corporation (“NuLegacy”) terminated the earn-in agreement for Miranda’s Red Hill and Coal Canyon project, Nevada. Miranda will seek a new funding partner for this project.

Miranda believes that the potential of the Red Hill property relates to the deep mineralization (45 ft of 0.237 oz Au/t – 13.7m of 8.105 g Au/t) intercepted in drill hole BRH-13. While NuLegacy conducted numerous drill campaigns only one hole was directed at the deep potential of the property, thus leaving the property inadequately tested. Miranda is interested in finding a new partner to test the deep potential of the property.

During the four years that NuLegacy was a partner on the Red Hill project they funded the drilling of a total of 18 reverse-circulation holes and one core hole for a combined footage of 24,425 ft (7,445 m). In addition, one reverse-circulation hole was drilled at Coal Canyon to a depth of 1,485 ft (453 m).

Red Hill is a sediment-hosted gold project consisting of 79 lode claims that occurs within a window of lower-plate limestone exposed through chert and siliceous sediments of the upper-plate of the Roberts Mountains Thrust. It is one of a series of windows and associated gold deposits that define the Cortez Trend. The project covers an extensive area of hydrothermal alteration occurring within fault zones and in lower-plate limestone. In 2006 drill hole BRH-013 intersected 45 ft of 0.237 oz Au/t (13.7 m of 8.105 g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1 m). Gold mineralization is hosted in silty carbonate rocks associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium. These features indicate a Carlin-style gold system may be present at Red Hill.

The Coal Canyon project consists of 64 unpatented lode claims. The project covers a large percentage of the Windmill window, a geologic feature exposing favorable lower-plate carbonate rocks. Rocks exposed in the Windmill window are analogous to carbonate rocks that host the Cortez Hills and Pipeline gold deposits.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2013

Colombia – Agreement in Principle with Prism - Cerro Oro Project

On January 31, 2013, Miranda announced the acquisition through lease of the Cerro Oro project in Colombia and an agreement in principle with Prism Resources Inc. (“Prism’) to earn an interest in the project.

Cerro Oro covers approximately 700 hectares and lies within the Caldas department approximately 120 km south of Medellin or approximately midway between the Gran Colombia’s historic epithermal Marmato project and Batero Gold’s porphyry gold-epithermal Quinchea projects in the prolific Middle Cauca Gold Belt.

The Cerro Oro acquisition is the result of careful screening of third party properties in selected areas compatible with Miranda’s in-house generative model within the Cauca Gold Belt. The generative model focuses on identifying large epithermal and porphyry-epithermal gold systems.

The Cerro Oro project is currently in application stage and an exploration funding agreement with Prism will take effect and is contingent upon the application being converted to a license among other things discussed below

At Cerro Oro gold-silver mineralization is hosted in sericitic and clay altered 2-3MA volcanic tuffs and flows of the Combia Formation, and associated with extensive multidirectional hematitic fractures zones. This formation overlies porphyry systems elsewhere in the Cauca Belt. Gold has a geochemical association with arsenic, mercury and antimony and generally low or background base metal values. Discreet veining is restricted although late stage quartz-stibnite-gold veins occur locally. Outcrop exposure is limited to creek beds but these exposures suggest alteration and mineralization occurs over two or more square kilometers. Alteration seems to be controlled predominantly along a northwest-trending structural zone up to 600 meters wide. It is common to recover fine free gold by panning crushed outcrop samples, and artisanal miners are recovering free gold from in situ rock by small-scale hydraulic mining. Surface exposures are intensely weathered and oxidized but one subcrop exposes mineralization that is typified by close-spaced, pyritic, generally open fractures with minor silica selvages. Miranda infers that alteration and mineralization at Cerro Oro represents a fracture-controlled to disseminated, low-sulfidation epithermal gold system presenting bulk-tonnage target. Limited reconnaissance mapping and prospecting suggests alteration is zoned from argillic to siliceous alteration with depth and that the alteration cell at Cerro Oro may have a spatial and structural relationship to porphyry-style mineralization several kilometers away. Twenty surface rock samples returned maximum assay values of 3.3 g Au/t and 28 g Ag/t. The artisanal miners currently operating in the application area will be notified and their work stoppage will be negotiated fairly at that time.

When the application has been converted to a license, exploration work will begin with additional prospecting and mapping to define the limits of the mineralized system and identify structural controls. Soil grids will be initiated from areas of artisanal mining to be followed up by trenching to advance drill targets.

Agreement Details

The underlying lease agreement on Cerro Oro required payment of a US$10,000 on signing and a subsequent payment of US$80,000 upon conversion of the application to a license. To maintain the lease, annual escalating payments that total $525,000 over five years will be required and thereafter annual payments of $135,000. The project is subject to a 1.2 % production royalty on any metals produced from Cerro Oro. The vendors will be paid a milestone cash bonus of US$200,000 on the estimation of Measured and Indicated NI43-101 compliant resources of greater than 500,000 ounces of gold equivalent at a grade of not less than 1.0 g Au/t. A further milestone cash bonus of US$1.00 per ounce to a maximum of US$800,000 will be payable on the estimation of Proven and Probable NI43-101 compliant reserves of greater than 500,000 ounces of gold equivalent at a grade of not less than 1.0 g Au/t.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2013

The agreement in principle with Prism takes effect and is conditional upon the execution of definitive agreements, the Cerro Oro applications being converted to a license and applicable regulatory and stock exchange approvals of the agreement. Upon satisfaction of the foregoing conditions, Prism will reimburse Miranda for all underlying lease payments paid by Miranda and Prism will be obligated to fund exploration related expenditures of US$4,000,000 over a five year period to earn a 51% interest and through additional funding can earn an additional 19% for a total interest of 70%.

Colombia – Agnico-Eagle Alliance

Miranda and its wholly owned Colombian subsidiary have signed the strategic alliance agreement that was originally announced on July 25, 2012 for precious metal exploration in Colombia with Agnico-Eagle Mines Limited. Miranda and Agnico-Eagle will share funding at the ratio of 30:70 respectively, in generative exploration expenditures with Miranda as the operator. The alliance is for a period of three years and is renewable thereafter by mutual consent. The exploration program budget will be an aggregate amount of no less than US$1,100,000 per year with the first year beginning in mid-February 2013.

Miranda has been building predictive models for Colombian exploration and determining where best to employ alliance funds. The alliance will focus its initial efforts on porphyry-related gold-systems in the middle-Cauca gold belt and intrusive related gold systems that are analogous to Gramalote in the Antioquia Batholith. In addition, low and high-sulfidation, epithermal gold-silver systems will be targeted.

Initially, properties will be acquired by Miranda and alliance funding will be used to advance projects through exploration. Once the project meets certain criteria, and Miranda feels that the property is ready to be drill tested, a report will be presented to Agnico-Eagle and they will have a 60-day period during which to choose to take the property from Miranda’s portfolio and declare it a “Designated Property”, or reject the project, or require more work be done by the alliance to increase the quality of the targets before considering it to be a Designated Property. Once selected, Designated Properties will be subject to a stand-alone earn-in agreement whereby our partner can earn increasing levels of interest in that Designated Property by sole funding a series of qualified exploration and feasibility study expenditures over a designated time frame to secure up to a 70% interest in the Designated Property at which time a joint venture will be formed and Miranda would be responsible for its proportionate share of joint venture expenditures.

Projects that do not meet the criteria as Designated Properties will remain in Miranda’s control.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

Results of Operations for the six months ended February 28, 2013 and February 29, 2012

The Company incurred a loss of $1,797,150 in the six months ended February 28, 2013 (February 29, 2012 - $1,760,511).

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2013

Significant cash expenditure differences between the periods include:

  Exploration and evaluation expenditures in Nevada, Alaska and Colombia are detailed in Note 10 to the Financial Report. Exploration expenditures in the current six-month period were $886,409 with $183,141 of recoveries from funding partners for a net expenditure of $703,268. This compares to $865,789 with $235,294 of recoveries from funding partners for a net expenditure of $630,495 in the six months ended February 29, 2012. General exploration costs in the six month period ended February 28, 2013, ($139,833) are lower than that of the comparative period ($184,746) as more of the costs have been allocated to funding partner activities in the current fiscal period. This also impacts the wages and benefits category (2013 - $364,133 vs. 2012 - $376,864), as more staff time has been allocated to funding partners in the current fiscal period.

  Investor relations, travel and business promotion totaled $274,689 (2012 - $171,312). The investor relations programs in fiscal 2013 include: attendance at conferences; news releases; presentations and one-on-one meetings with brokers and analysts; media relations; corporate relations; web site maintenance; and responses to inquiries. We have increased our conference and marketing travel and our use of IR consultants in the first quarter of fiscal 2013, while reducing our IR advertising, contributing $58,579 to this unfavourable variance;

  Professional fees were $20,932 for the six months ended February 28, 2013, (2012: $14,265) with the period-over-period increase being primarily due to somewhat higher legal fees for the Colombian branch offices relating to project investigations; and

  Wages and benefits totaled $364,133 for the six months ended February 28, 2013, (2012 - $376,864) as discussed above.

Non-cash expenditures for the six months ended February 28, 2013, include:

  Share-based compensation $247,333 (2012 - $338,601). The decrease in fiscal 2013 is due to the granting of 1,575,000 stock options this fiscal year with an average grant-date fair value of $308,321 (average $0.196 per option) and requisite vesting of those options; while in 2012, the $275,778 represents the granting of 1,865,000 stock options with a grant-date fair value of $456,148 (average $0.245 per option) and the requisite vesting of those options.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Feb 28 2013 $	Nov 30 2012 $	August 31 2012 $	May 31 2012 $	Feb 28 2012 $	Nov 30 2011 $	August 31 2011 $	May 31 2011 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(734,276)	(1,062,874)	(1,119,401)	(758,125)	(742,117)	(1,018,394)	(733,502)	(894,036)
Basic and diluted loss per share	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2013

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest. In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2013 fiscal year with cash of $4,955,344. In the six months ended February 28, 2013, the Company expended $1,624,174 on operating activities; expended $70,623 on investing activities, received $4,927,741 on financing activities, with a $4,936 effect of foreign exchange on cash, to end on February 28, 2013, with $8,193,224 in cash.

On December 19, 2012, the Company completed a non-brokered private placement of 20,000,000 units at a price of $0.25 per unit (“Unit”), for gross proceeds of $5,000,000. Each unit consisted of one common share and one non-transferable share purchase warrant (“Warrant”). Each Warrant is exercisable to purchase an additional common share at $0.375 for the first two years and $0.50 thereafter until December 19, 2017. If the daily volume weighted average trading price of the common shares of Miranda is at least $0.50 per share for 20 consecutive trading days in the period commencing April 20, 2013 and up December 19, 2014, or at least $0.75 per share thereafter, Miranda will have the right, exercisable within five trading days thereof, to accelerate the expiry date of the Warrants to the date which is 30 days after notice is given to the holders of the Warrants of the accelerated expiry date and a news release to that effect is given.

At the date of this MD&A, the Company has 6,937,000 stock options outstanding of which 6,149,500 are exercisable, and 20,935,800 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments. None of these securities are currently “in-the-money”.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2013

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Golden Oak Corporate Services Limited Consulting as CFO, corporate compliance and financial reporting services

The Company incurred the following fees and expenses in the normal course of operations in connection with individuals and companies owned by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Consulting fees	$ 28,612	$ 28,612	$ 57,225	$ 57,225
Office and general expenses	1,334	1,681	3,767	2,829
Total	$ 29,946	$ 30,293	$ 60,992	$ 60,054

Advances held by employees in the USA at February 28, 2013, amounted to $10,092 ($19,207 – August 31, 2012) and accounts payable and accrued liabilities to related parties at February 28, 2013, amounted to $37,081 ($34,337 – August 31, 2012).

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.’s interest in the Coal Canyon and Red Hill property leases.

The Company and Red Eagle Mining Corporation are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a) of the Financial Report, during the three and six months ended February 28, 2013 and February 29, 2012 were as follows:

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Consulting fees	$ 28,612	$ 28,612	$ 57,225	$ 57,225
Salaries and directors fees	94,371	95,522	188,683	191,053
Share based compensation	24,806	40,876	153,905	231,751
Total	$ 147,789	$ 165,010	$ 399,813	$ 480,029

Future Canadian Accounting Standards

Refer to Note 3 of the Financial Report. The Company has not applied any of the new and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2013

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	February 28, 2013	August 31, 2012
Cash	FVTPL	$ 8,193,224	$ 4,955,344
Amounts receivable	Loans and receivables	149,532	160,530
Marketable securities	Available-for-sale	261,860	286,500
Advances	FVTPL	20,813	23,150
Accounts payable and accrued liabilities	Other liabilities	(146,532)	(232,792)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and is calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at February 28, 2013
	Level 1	Level 2	Level 3
Cash	$ 8,193,224	$ -	$ -	$ 8,193,224
Available-for-sale securities	251,300	10,560	-	261,860
Total	$ 8,444,524	$ 10,560	$ -	$ 8,455,084

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2013

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk. At February 28, 2013, one Canadian dollar was equal to 0.9696 US dollars and 1,764 Colombian Pesos.

Balances at February 28, 2013, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	79,661	193,078,060	191,638
Amounts receivable	105,902	-	109,227
Advances and deposits	9,785	18,907,511	20,813
	195,348	211,985,571	321,678
Accounts payable and accrued liabilities	(57,052)	(89,219,423)	(109,430)
Net monetary assets	138,296	122,766,148	212,248

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $21,200 in the period.

(c)	Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2013

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2012, dated as of December 11, 2012, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

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Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2013

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at February 28, 2013 and as at the date of this MD&A	73,940,252	20,935,800	6,937,000

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

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CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six months ended February 28, 2013 and February 29, 2012

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements, notes to financial statements or the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - stated in Canadian dollars)

		February 28,	August 31,
		2013	2012
	Note		(audited)

ASSETS

Current
Cash	5	$ 8,193,224	$ 4,955,344
Amounts receivable	6	149,532	160,530
Marketable securities	7	261,860	286,500
Advances and prepaid expenses	8	70,776	79,929
		8,675,392	5,482,303

Property, plant and equipment	9	243,881	259,175
Exploration and evaluation assets	10	216,686	148,402
		$ 9,135,959	$ 5,889,880

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$ 146,532	$ 232,792

Shareholders' equity
Share capital	12	29,633,503	26,591,533
Share-based reserve		6,453,676	6,206,343
Warrant reserve		4,074,064	2,181,093
Foreign exchange reserve		(11,886)	5,099
Accumulated other comprehensive loss		(100,933)	(65,133)
Deficit		(31,058,997)	(29,261,847)
		8,989,427	5,657,088
		$ 9,135,959	$ 5,889,880
Nature of operations	1

These consolidated interim financial statements were approved for issue by the Board of Directors on April 25, 2013.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“G. Ross McDonald”
Kenneth Cunningham, Director	G. Ross McDonald, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited - stated in Canadian dollars)

		Three months ended		Six months ended
	Note	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012

Expenses
Consulting		$ 28,610	$ 28,610	$ 58,977	$ 58,502
Depreciation		20,159	21,084	38,224	39,559
Directors fees		7,491	7,588	14,894	15,199
Exploration and evaluation expenditures	10	262,295	262,249	703,268	630,495
Exploration and evaluation recoveries		(3,960)	-	(3,960)	-
Foreign exchange		(37,319)	8,294	(41,511)	(31,444)
Insurance		7,509	7,935	17,892	15,627
Investor relations		79,639	24,319	160,306	101,727
Management fees earned		(161)	(307)	(995)	(1,601)
Office rent, telephone, secretarial, sundry		62,493	52,868	114,611	112,005
Professional fees		12,172	8,568	20,932	14,265
Share-based compensation	12	40,018	62,823	247,333	338,601
Travel and business promotion		48,174	27,013	114,383	69,585
Transfer agent, filing and regulatory fees		29,537	22,261	40,043	33,512
Wages and benefits		193,352	198,510	364,133	376,864
		(750,009)	(731,815)	(1,848,530)	(1,772,896)

Interest earned		15,700	23,298	38,565	45,985
Write-off of exploration and evaluation assets	10	-	(33,600)	-	(33,600)
Insurance recovery on equipment		33	-	6,815	-
Gain on sale of marketable securities		-	-	6,000	-
		15,733	(10,302)	51,380	12,385
Loss for the period		(734,276)	(742,117)	(1,797,150)	(1,760,511)
Unrealized loss on marketable securities, net of tax effect		(50,450)	(13,740)	(35,800)	(60,420)
Foreign currency translation differences for foreign operations		(15,417)	(8,773)	(16,985)	(5,152)
Comprehensive loss for the period		$ (800,143)	$ (764,630)	$ (1,849,935)	$ (1,826,083)
Basic and diluted loss per common share		$ (0.01)	$ (0.01)	$ (0.03)	$ (0.03)
Weighted average number of common shares outstanding		69,535,250	52,911,870	61,259,379	52,880,881

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - stated in Canadian dollars)

	Six months ended
	February 28, 2013	February 29, 2012

Cash provided from (used for):

Operating activities
Loss for the period	$ (1,797,150)	$ (1,760,511)
Items not affecting cash:
Depreciation	38,224	39,559
Future income tax recovery	-	-
Unrealized foreign exchange (gain) loss	(36,512)	(9,343)
Write-off of exploration and evaluation assets	-	33,600
Shares received as exploration and evaluation recoveries	(3,960)	-
Share-based compensation	247,333	338,601
Gain on sale of marketable securities	(6,000)	-
	(1,558,065)	(1,358,094)
Change in non-cash working capital items:
Amounts receivable	10,998	341,620
Advances and prepaid expenses	9,153	20,766
Accounts payable and accrued liabilities	(86,260)	(70,276)
	(1,624,174)	(1,065,984)

Investing activities
Exploration and evaluation asset acquisitions	(54,281)	(6,018)
Exploration and evaluation asset recoveries	-	30,378
Property, plant and equipment purchases	(16,342)	(54,887)
	(70,623)	(30,527)

Financing activities
Shares issued	5,000,000	29,750
Share issue costs	(72,259)	-
	4,927,741	29,750

Effect of foreign exchange on cash	4,936	-

Change in cash for the period	3,237,880	(1,066,761)

Cash, beginning of the period	4,955,344	7,636,663

Cash, end of the period	$ 8,193,224	$ 6,569,902

Supplementary disclosure with respect to cash flows – Note 15

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - stated in Canadian dollars)

			Reserves			Other Comprehensive Income
	Number of Shares	Share Capital	Share-based Reserve	Warrant Reserve		Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2011	52,849,452	26,502,488	5,760,250	2,170,124		(14,102)	98,864	(25,623,810)	8,893,814

Share issues:
Exercise of stock options	85,000	42,845	(13,095)	-		-	-	-	29,750
Fair value of share purchase warrants issued pursuant to a joint venture agreement	-	-	-	10,969		-	-	-	10,969
Fair value of shares issued pursuant to a joint venture agreement	40,000	13,200	-	-		-	-	-	13,200
Stock based compensation	-	-	338,601	-		-	-	-	338,601
Comprehensive loss for the period	-	-	-	-		(5,152)	(60,420)	(1,760,511)	(1,826,083)

Balance, February 29, 2012	52,974,452	$ 26,558,533	$ 6,085,756	$ 2,181,093		$ (19,254)	$ 38,444	$ (27,384,321)	$ 7,460,251

			Reserves			Other Comprehensive Income
	Number of Shares	Share Capital	Share-based Reserve	Warrant Reserve		Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2012	53,074,452	$ 26,591,533	$ 6,206,343	$ 2,181,093		$ 5,099	$ (65,133)	$ (29,261,847)	$ 5,657,088

Share issues:
Private placement	20,000,000	3,182,963	-	1,817,037		-	-	-	5,000,000
Private placement - finders units	835,800	133,016	-	75,934		-	-	-	208,950
Fair value of shares issued pursuant to a joint venture agreement	30,000	7,200	-	-		-	-	-	7,200
Share issue costs - cash	-	(72,259)	-	-		-	-	-	(72,259)
Share issue costs - fair value finders units	-	(208,950)	-	-		-	-	-	(208,950)
Share-based compensation	-	-	247,333	-		-	-	-	247,333
Comprehensive loss for the period	-	-	-	-		(16,985)	(35,800)	(1,797,150)	(1,849,935)

Balance, February 28, 2013	73,940,252	$ 29,633,503	$ 6,453,676	$ 4,074,064	#	$ (11,886)	$ (100,933)	$ (31,058,997)	$ 8,989,427

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the period ended February 28, 2013, comprise the Company and its subsidiaries. The Company is the ultimate parent. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at February 28, 2013, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended August 31, 2012. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

1

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of the Company’s Canadian subsidiaries, Miranda Gold Colombia I, II, IV, and V Ltd., is the Canadian dollar, the functional currency of Rovira Mining Limited (renamed from Miranda Gold Colombia III Ltd.) is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2012.

New standards, interpretations and amendments not yet effective

i. Effective for annual periods beginning on or after January 1, 2013

Amendments to IAS 27 and IAS 28 Separate Financial Statements and Investments in Associates and Joint Ventures

Addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10, 11, 12, and 13.

Amendments to IFRS 7 Financial Instruments; Disclosures and IAS 32 Financial Instruments Presentation

The IASB published amendments to IFRS 7 (effective Jan. 1, 2013) and IAS 32 (effective Jan. 1, 2014), the standards that address disclosure and presentation requirements for financial instruments, respectively, related to offsetting financial assets and liabilities, while the criteria required for offsetting do not change.

2

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments not yet effective (continued)

New standard IFRS 10 Consolidated Financial Statements

Provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

New standard IFRS 11 Joint Arrangements

Improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers.

New standard IFRS 12 Disclosure of Interests in Other Entities

Combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

New standard IFRS 13 Fair Value Measurement

Defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value.

ii. Effective for annual periods beginning on or after January 1, 2015

New standard IFRS 9 Financial Instruments

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard simplifies the current measurement model for financial instruments under IFRS and establishes two measurement categories for financial assets: amortized cost, and fair value. The existing IAS 39 categories of loans and receivables, held to maturity investments, and available for sale financial assets will be eliminated.

The Company has not early adopted these revised standards and none of these are expected to have a material effect on the financial statements.

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities – All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2012.

Financial Risk Management - All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2012.

Fair Value Hierarchy – the Company held marketable securities in Level 1 and Level 2 as at August 31, 2012. During the six months ended February 28, 2013, the Company transferred 120,000 Red Eagle Mining Corporation (“Red Eagle”) shares from level 2 to level 1, as the hold period had expired, and also received 30,000 shares from Red Eagle which were initially recorded in level 2.

3

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

5.	CASH

	As at February 28, 2013	As at August 31, 2012
Canadian dollar denominated deposits	$ 8,001,586	$ 4,859,948
US dollar denominated deposits	82,163	43,478
Colombian Peso denominated deposits held in Colombia	109,475	51,918

Total	$ 8,193,224	$ 4,955,344

6.	AMOUNTS RECEIVABLE

	As at February 28, 2013	As at August 31, 2012
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 22,935	$ 7,556
Amounts due from funding partners	109,227	124,739
Amounts due from Canadian financial institutions for accrued interest	13,886	27,267
Other amounts receivable	3,484	968

Total	$ 149,532	$ 160,530

7.	MARKETABLE SECURITIES

At February 28, 2013, the Company had the following marketable securities recognized at fair value:

			August 31, 2012	February 28, 2013		February 28, 2013 Fair Value
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the six month period ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Enertopia Corp. (“Enertopia”)	125,000	$ -	$ 7,500	$ (1,250)	$ 6,250	$ 6,250
NuLegacy Gold Corporation (“NuLegacy”)	250,000	50,313	(15,313)	(3,750)	(19,063)	31,250
Red Eagle Mining Corporation (“Red Eagle”)	500,000	272,480	(38,320)	(16,800)	(55,120)	217,360
Teslin River Resources Corp. (“Teslin”)	-	-	6,000	(6,000)	-	-
White Bear Resources Inc. (“White Bear”)	200,000	40,000	(25,000)	(8,000)	(33,000)	7,000
		$ 362,793	$ (65,133)	$ (35,800)	$ (100,933)	$ 261,860

In the six months ended February 28, 2013, the Company transferred 300,000 shares of Teslin back to Teslin at a fair value of $6,000 as partial payment for the Mustang property acquisition, and recorded a realized gain of $6,000, with an offset to OCI of $6,000.

4

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

8.	ADVANCES AND PREPAID EXPENSES

	As at February 28, 2013	As at August 31, 2012
Advances held by employees in the USA	$ 10,092	$ 3,943
Advances held by employees and suppliers in Colombia	10,721	19,207
	20,813	23,150
Prepaid expenses in Canada	41,261	43,555
Prepaid expenses in the USA	-	3,170
Prepaid expenses in Colombia	8,702	10,054
Total	$ 70,776	$ 79,929

9.	PROPERTY, PLANT and EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At August 31, 2012	$ 23,146	$ 191,853	$ 15,597	$ 225,092	$ 62,731	$ 80,641	$ 599,060
Assets acquired	1,178	4,041	1,364	-	9,759	-	16,342
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustment	-	9,074	784	10,436	-	-	20,294
At February 28, 2013	$ 24,324	$ 204,968	$ 17,745	$ 235,528	$ 72,490	$ 80,641	$ 635,696

Accumulated depreciation
At August 31, 2012	$ 20,635	$ 148,417	$ 11,346	$ 117,793	$ 22,211	$ 19,483	$ 339,885
Depreciation for the period	431	7,229	496	13,503	8,564	8,001	38,224
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustment	-	7,165	546	5,995	-	-	13,706
At February 28, 2013	$ 21,066	$ 162,811	$ 12,388	$ 137,291	$ 30,775	$ 27,484	$ 391,815

Carrying amounts
At August 31, 2012	$ 2,511	$ 43,436	$ 4,251	$ 107,299	$ 40,520	$ 61,158	$ 259,175

At February 28, 2013	$ 3,258	$ 42,157	$ 5,357	$ 98,237	$ 41,715	$ 53,157	$ 243,881

5

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”). Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets deferred to the statements of financial position at February 28, 2013, are as follows:

	August 31, 2012	Additions	Recoveries	Effect of movement in exchange rates	February 28, 2013
Nevada:
Angel Wing	$ 32,590	$ -	$ -	$ 1,511	$ 34,101
Big Blue	-	-	-	-	-
Coal Canyon	-	-	-	-	-
East Spruce	4,866	-	-	226	5,092
Fuse	5,995	-	-	278	6,273
HOG	1,554	-	-	73	1,627
Iron Point	48,028	-	-	2,227	50,255
Kibby Flat	-	9,253	-	411	9,664
Mustang	-	51,028	-	2,268	53,296
Red Canyon	-	-	-	-	-
Red Hill	-	-	-	-	-
Redlich	15,206	-	-	705	15,911
Rook	6,563	-	-	304	6,867
TAZ	-	-	-	-	-
	114,802	60,281	-	8,003	183,086
Colombia:
Cajamarca	33,600	7,200	(7,200)	-	33,600
Pavo Real	-	-	-	-	-
	$ 148,402	$ 67,481	$ (7,200)	$ 8,003	$ 216,686

6

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Coal Canyon and Red Hill properties, Eureka County, Nevada

On January 25, 2013, the Company received a notice of termination of the exploration and option to enter into a joint venture agreement from NuLegacy Gold Corporation on the combined properties. Miranda will now be responsible for the upcoming advance royalty payments due in May 2013.

b)	Kibby Flats, Esmeralda County, Nevada

During the six month period ended February 28, 2013, the Company staked claims comprising the Kibby Flats property at a cost of $9,253.

b)	Mustang, Nye County, Nevada

During the six month period ended February 28, 2013, the Company staked claims comprising the Mustang property at a cost of $5,028. In conjunction with claim staking open ground, the Company also acquired a 100% interest in Teslin’s Mustang project. The Company paid Teslin $40,000; delivered to Teslin 300,000 shares of Teslin owned by Miranda valued at $6,000, and granted Teslin a 1% NSR on the claims acquired from Teslin.

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the six month period ended February 28, 2013, and February 29, 2012 are as follows:

	Six months ended February 28, 2013			Six months ended February 29, 2012
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$ 122,948	$ (122,841)	$ 107	$ 109,150	$ (109,150)	$ -
Big Blue	39,440	-	39,440	36,861	(36,861)	-
Coal Canyon	671	(671)	-	12,038	(9,767)	2,271
East Spruce	1,616	-	1,616	752	-	752
FUSE	994	-	994	16,034	-	16,034
General exploration	139,833	-	139,833	184,746	-	184,746
HOG	233	-	233	3,368	-	3,368
Iron Point	20,557	-	20,557	55,239	-	55,239
Kibby Flat	37,270	-	37,270	-	-	-
Mustang	17,378	-	17,378	-	-	-
PPM / Poverty Peak	-	-	-	3,290	-	3,290
Red Canyon	-	-	-	1,723	(1,723)	-
Red Hill	984	(984)	-	16,820	(16,820)	-
Redlich	1,412	-	1,412	17,266	-	17,266
Rook	911	-	911	13,718	-	13,718
TAZ	-	-	-	155	(155)	-
	384,247	(124,496)	259,751	471,160	(174,476)	296,684

Alaska:
Ester Dome	40,615	-	40,615	61,963	(60,818)	1,145

Colombia:
Property investigation cost	461,547	(58,645)	402,902	332,666	-	332,666
Property exploration costs	$ 886,409	$ (183,141)	$ 703,268	$ 865,789	$ (235,294)	$ 630,495

7

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at February 28, 2013	As at August 31, 2012
Trade and other payables in Canada	$ 34,626	$ 72,803
Trade and other payables in the USA	24,238	58,850
Trade and other payables in Colombia	50,587	66,802
Amounts payable and accrued liabilities to related parties	37,081	34,337

Total	$ 146,532	$ 232,792

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2013

On December 19, 2012, the Company completed a non-brokered private placement of 20,000,000 units at a price of $0.25 per unit, for gross proceeds of $5,000,000. Each unit (a “Unit”) consisted of one common share and one non-transferable share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of Miranda at a price of $0.375 for the first two years and $0.50 thereafter until December 19, 2017. If the daily volume weighted average trading price of the common shares of Miranda is at least $0.50 per share for 20 consecutive trading days in the period commencing April 20, 2013 and up December 19, 2014, or at least $0.75 per share thereafter, Miranda will have the right, exercisable within five trading days thereof, to accelerate the expiry date of the Warrants to the date which is 30 days after notice is given to the holders of the warrants of the accelerated expiry date and a news release to that effect is given. The proceeds of the financing of $5,000,000 were allocated on a relative fair value basis as $3,182,963 to common shares and $1,817,037 as to warrants. An additional 835,800 Units at a value of $208,950 were issued as a finder’s fee pursuant to the private placement, with the allocation on a relative fair value basis as $133,016 to common shares and $75,934 as to warrants. Cash share issue costs pursuant to this private placement were an additional $72,259. The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were: a risk free interest rate of 1.34%; an expected volatility of 87%; an expected life of 5 years; and an expected dividend of zero.

On December 19, 2012, the Company issued 30,000 common shares to ExpoGold valued at $7,200 pursuant to the Cajamarca Option agreement.

Fiscal 2012

During the six month period ended February 29, 2012, there were 85,000 stock options exercised for proceeds of $29,750.

On November 30, 2011, the Company issued 40,000 common shares to ExpoGold valued at $13,200 pursuant to the Cajamarca Option agreement.

8

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the six month period ended February 28, 2013, is as follows:

Expiry date	Exercise price	Balance, August 31, 2012	Granted	Exercised	Expired / Cancelled / Forfeited	Balance February 28, 2013
January 31, 2013	$ 0.70	1,040,000	-	-	(1,040,000)	-
February 25, 2014	$ 0.35	1,872,000	-	-	(30,000)	1,842,000
September 26, 2015	$ 0.56	1,660,000	-	-	(75,000)	1,585,000
December 1, 2015	$ 0.69	50,000	-	-	-	50,000
April 19, 2016	$ 0.56	100,000	-	-	-	100,000
October 21, 2016	$ 0.40	1,865,000	-	-	(80,000)	1,785,000
September 24, 2017	$ 0.305	-	1,575,000	-	-	1,575,000

		6,587,000	1,575,000	-	(1,225,000)	6,937,000

Weighted average exercise price		$ 0.48	$ 0.305	$ -	$ 0.66	$ 0.41

As at February 28, 2013, the weighted average remaining contractual life of the options outstanding was 3.14 years.

As at February 28, 2013, 6,149,500 of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.38. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at February 28, 2013, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of February 28, 2013, being $0.20.

d)	Stock Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2013

During the six month period ended February 28, 2013, the Company recorded $247,333 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 20, 2011, $31,490; and
b)	vesting portion of options granted September 24, 2012, $215,843.

The fair value of the 1,575,000 options granted on September 24, 2012, was determined using a risk free interest rate of 1.29%, an expected volatility ranging from 80.1% to 88.2%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $308,321 or $0.196 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

9

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock Based Compensation (continued):

Fiscal 2012

During the six month period ended February 29, 2012, the Company recorded $338,601 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 20, 2011, $306,408;
b)	vesting portion of options granted April 19, 2011, $8,682;
c)	vesting portion of options granted December 1, 2010, $2,688; and
d)	vesting portion of options granted September 26, 2010, $20,823.

The fair value of the 1,865,000 options granted on October 20, 2011, was determined using a risk free interest rate of 1.41%, an expected volatility ranging from 81.4% to 88.6%, an expected life of ranging from 3.32 to 4.87 years, and an expected dividend of zero for a total fair value of $456,148 or $0.245 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the six month period ended February 28, 2013, is as follows:

Expiry date	Exercise price	Balance, August 31, 2012	Issued	Exercised	Expired	Balance February 28, 2013
October 29, 2012	$ 0.55	100,000	-	-	(100,000)	-
November 3, 2012	$ 0.75	1,000,000	-	-	(1,000,000)	-
October 29, 2013	$ 0.60	100,000	-	-	-	100,000
December 19, 2017	$ 0.375	-	20,000,000	-	-	20,000,000
December 19, 2017	$ 0.375	-	835,800	-	-	835,800
		1,200,000	20,835,800	-	(1,100,000)	20,935,800

Weighted average exercise price		$ 7.23	$ 0.375	$ -	$ 0.73	$ 0.38

10

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO, corporate compliance services,
and financial reporting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Consulting fees	$ 28,612	$ 28,612	$ 57,225	$ 57,225
Office and general expenses	1,334	1,681	3,767	2,829
Total	$ 29,946	$ 30,293	$ 60,992	$ 60,054

Advances from related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Coal Canyon and Red Hill property leases.

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a), during the three and six months ended February 28, 2013, and February 29, 2012 were as follows:

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Consulting fees	$ 28,612	$ 28,612	$ 57,225	$ 57,225
Salaries and directors fees	94,371	95,522	188,683	191,053
Share based compensation	24,806	40,876	153,905	231,751
Total	$ 147,789	$ 165,010	$ 399,813	$ 480,029

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada projects in the United States; and Colombian projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of property, plant and equipment; the exploration and evaluation assets; and geographical exploration expenditures.

11

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2013

(Unaudited - stated in Canadian dollars)

15.	Supplemental Disclosure with Respect to Cash Flows

	Three months ended		Six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
Non-cash investing and financing activities:
Fair value of warrants issued for exploration and evaluation assets	$ -	$ -	$ -	$ 10,969
Fair value of shares issued for exploration and evaluation assets	7,200	-	7,200	13,200
Fair value of marketable securities returned to issuer in exchange for exploration and evaluation assets	-	-	6,000	-
Fair value of shares received for exploration and evaluation assets	-	22,080	-	43,920
Fair value of options exercised	-	13,095	-	13,095

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